                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                  SCHEDULE TO/A
                                 (RULE 14D-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                       (Name of Subject Company (Issuer))

                      TLC ACQUISITION CORPORATION (OFFEROR)
                         E-MEDSOFT.COM (OFFEROR PARENT)
(Names of Filing Persons--identifying status as Offeror, Issuer or other person)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    88032R107
                      (CUSIP Number of Class of Securities)

                           Frank P. Magliochetti, Jr.
                       President & Chief Executive Officer
                        200 Brickstone Square, Suite 403
                                Andover, MA 01810
                                 (978) 323-2500
          (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

Gordon M. Bava, Esq.                             Gregory A. Gehlmann, Esq.
Manatt, Phelps & Phillips, LLP                   Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard                     1501 M Street, N.W.
Los Angeles, California  90064-1614              Washington, D.C. 20005-1702
Phone (310) 312-4205                             Phone (202) 463-4334
Fax (310) 312-4224                               Fax (202) 463-4394

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:  $11,900,000(*)          Amount of Filing Fee:  $2,380.00
--------------------------------------------------------------------------------

(*) Determined in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the "Exchange Act"). This Transaction Valuation assumes, for purposes of calculating the Filing Fee only, that the Purchaser purchases all outstanding shares of Common Stock, par value $0.01 per share ("Shares"), of Tender Loving Care Health Care Services, Inc. at $1.00 per Share net to the seller in cash. Tender Loving Care Health Care Services, Inc. has informed the Purchaser that approximately 11,819,653 Shares are issued and outstanding as of October 18, 2001, the last date as to which the number of Shares was readily ascertainable. The Transaction Valuation does not reflect the potential impact of outstanding options and warrants to purchase the Common Stock of Tender Loving Care Health Care Services, Inc.

/x/  Check the box if any part of the fee is offset as provided by Rule 0-11
     (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:            $2,380.00

       Form or Registration No.:          Schedule TO

       Filing Party:                      TLC Acquisition Corporation and
                                          e-MedSoft.com

       Date Filed:                        October 29, 2001


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

        /x/ third-party tender offer subject to Rule 14d-1

        / / Issuer tender offer subject to Rule 13e-4

        / / Going-private transaction subject to Rule 13e-3

        / / Amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                                  TENDER OFFER

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") relating to an offer by TLC Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of e-MedSoft.com, a Nevada corporation ("Med Diversified" or "Parent"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Tender Loving Care Health Care Services, Inc., a Delaware corporation ("TLCS" or the "Company"), at $1.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 29, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Any capitalized term not defined herein has the meaning ascribed to such term in the Schedule TO or in the Offer to Purchase referred to therein.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

Item 3 of the Schedule TO is hereby amended and supplemented to include the following information.

                  8.     CERTAIN INFORMATION CONCERNING E-MEDSOFT AND PURCHASER.

The paragraph beginning on page 14 and ending on page 15 of the Offer to Purchase is amended and restated to be as follows:

                           Except for the 4,195,845 shares which e-MedSoft and
                  Purchaser may be deemed to beneficially own by reason of the Shareholder Agreement entered into by the parties on October 18, 2001 with certain officers and directors of Tender Loving Care, neither E-MedSoft, Purchaser nor, to the best knowledge of E-MedSoft and Purchaser, any person listed on Schedule I hereto or any majority owned subsidiary or associate of E-MedSoft, Purchaser or of any person so listed, owns beneficially or has a right to acquire any Shares, and, neither E-MedSoft or Purchaser or, to the best knowledge of E-MedSoft and Purchaser, any of the persons or entities referred to above, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, effected any transactions in the Shares during the past 60 days. See "Section 10. Background of the Offer and the Merger; the Merger Agreement and Related Agreements - Related Agreements - Shareholder Agreement."

Schedule I - Directors and Executive Officers of e-MedSoft at the end of the Offer to Purchase is amended by adding the following:

                                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND CURRENT ADDRESS                             MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------                             --------------------------------------------------
John F. Andrews                         Member of our Board of Directors since January 1999.  From January 1999 to
                                        October 2001, Mr. Andrews served as our Chairman of the Board.  From August
                                        2001 to October 2001 he served as our Co-Chief Executive Officer.  Mr.
                                        Andrews served as our sole Chief Executive Officer and President from
                                        January 1999 to August 2001.  He has served as our Chairman of the Board since January 1999.  Mr. Andrews served as Chief Executive Officer of Sanga
                                        International, one of our significant stockholders, from April 1998 until
                                        July 1999. Mr. Andrews continues to serve on the Board of Directors of Sanga
                                        International. During November 1999, Sanga International filed for protection pursuant to Chapter 11 of the Uniform Bankruptcy Code in Los
                                        Angeles, California. Prior to joining Sanga International, Mr. Andrews was
                                        Chief Information Officer of CSX Corporation and Chief Executive Officer of
                                        CSX Technology from April 1993 to April 1998. Mr. Andrews was Vice President
                                        and General Manager of GTE Health Systems from 1991 to 1993. Mr. Andrews also served as Vice President and General Manager at several other business units at GTE and held positions in information technology, finance, marketing, and field operations. Mr. Andrews has served on the Board of
                                        Directors of PrimeRX.com since April 2000.

ITEM 4.  TERMS OF THE TRANSACTION.

                  1.       TERMS OF THE OFFER; EXPIRATION DATE.

The paragraph beginning on page 4 and ending on page 5 of the Offer to Purchase is amended and restated to be as follows:

                           e-MedSoft and Purchaser shall consummate the Offer
                  and pay for all Shares validly tendered and not properly withdrawn as promptly after expiration of the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Offer, Purchaser expressly reserves the right (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer),
                  (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified in "Section 14. Certain Conditions of the Offer," and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the provisions of the Merger Agreement described above, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary.

                  14.      CERTAIN CONDITIONS OF THE OFFER

An additional sentence is added to the end of the first paragraph on page 37 of the Offer to Purchase (immediately prior to Section 15. Certain Legal Matters and Regulatory Approvals) as follows:

                  Notwithstanding anything discussed in this paragraph, all conditions to the Offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waved before the Offer expires.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  10. BACKGROUND OF THE OFFER AND MERGER; THE MERGER AGREEMENT AND RELATED AGREEMENTS.

The table in the second paragraph on page 31 of the Offer to Purchase is amended and restated as follows:

                           The base salary, signing bonus and additional
payments are as follows:

                                                         Base Salary      Signing Bonus*    Additional Payment*
                  Stephen Savitsky . . . . . . . . . .   $600,000         $4,785,000        $1,215,000
                  Dale R. Clift. . . . . . . . . . . .   $550,000         $1,250,000        $1,250,000
                  David Savitsky. . . . . . . . . . .    $120,000         $2,565,000        $   435,000
                  --------------------

                  * All payments are net of applicable withholding taxes.

Paragraph (d) on page 36 of the Offer to Purchase is amended and restated as follows:

                           (d) there shall have occurred and be continuing a
                  material adverse effect on Tender Loving Care, which means any event, change or effect that is materially adverse to the financial condition, properties, assets, liabilities, business, operations or results of operations of Tender Loving Care and its subsidiaries, taken as a whole, provided, however, that a "material adverse effect" with respect to Tender Loving Care shall not include the following (collectively, "Non-Controllable Events"): general changes in the health care industry or economic conditions that affect Tender Loving Care and its subsidiaries, taken as a whole, substantially proportionately relative to businesses in the nursing segment of the home health care industry.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)(a)         Offer to Purchase dated October 29, 2001.*

(a)(1)(b)         Letter of Transmittal dated October 29, 2001.*

(a)(1)(c)         Notice of Guaranteed Delivery.*

(a)(2)(a)         Joint press release issued by the Company and Parent on October 19, 2001 announcing the intention of the Purchaser to commence the Offer
                     (incorporated by reference to the Schedule TO-C filed by
                     Parent and Purchaser on October 19, 2001).*

(a)(2)(b)         Joint Press Release issued by Parent and Company announcing the commencement on October 29, 2001, of the Offer.*

(a)(2)(c)         Letter to Stockholders.*

(a)(5)(1)         Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                     Nominees.*

(a)(5)(2)         Letter to Customers/Clients.*

(a)(5)(3)         Guidelines for Certification of Taxpayer Identification Number on Substitute
                     Form W-9.*

(b)               Not Applicable.

(c)               Not Applicable.

(d)(1)            Agreement and Plan of Merger and Reorganization, dated
                     October 18, 2001, by and among the Company, Purchaser and Parent.*

(d)(2)            Confidentiality Agreement, dated September 25, 2001, by and between the
                     Company and Parent.*

(d)(3)            Stock Option Agreement, dated October 18, 2001, by and among the Company,
                     Purchaser and Parent.*




(d)(4)            Shareholder Agreement, dated October 18, 2001, by and among the Purchaser, Parent and certain Shareholders of Company.*

(d)(5)            Employment Agreement between the Company and Stephen Savitsky dated October
                     18, 2001.*

(d)(6)            Employment Agreement between the Company and Dale Clift dated October 18,
                     2001.*

(d)(7)            Employment Agreement between the Company and David Savitsky dated October
                     18, 2001.*

(d)(8)            e-MedSoft.com Warrant Agreement dated October 18, 2001 - Stephen Savitsky.*

(d)(9)            e-MedSoft.com Warrant Agreement dated October 18, 2001 - Dale R. Clift.*

(d)(10)           e-MedSoft.com Warrant Agreement dated October 18, 2001 - David Savitsky.*

(d)(11)           Letter Agreement dated October 18, 2001 among Company, Stephen Savitsky,
                     Dale R. Clift and David Savitsky.*

(d)(12)           Letter dated October 18, 2001 by Med Diversified.*

(d)(13)           Amendment to Employment Agreement with Stephen Savitsky, dated as of
                     November 8, 2001, between Tender Loving Care and Stephen Savitsky.

(d)(14)           Amendment to Employment Agreement with David Savitsky, dated as of November
                     8, 2001, between Tender Loving Care and David Savitsky.

(d)(15)           Amendment to Agreement, dated as of November 8, 2001, by and among Tender
                     Loving Care, Stephen Savitsky, Dale R. Clift and David Savitsky.

(e)               Not Applicable.

(f)               Not Applicable.

(g)               Not Applicable.

(h)               Not Applicable.
--------------------

*  Previously filed.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2001

                                TLC ACQUISITION CORPORATION

                                By  /s/ Frank P. Magliochetti, Jr.

                                    Name: Frank P. Magliochetti, Jr.
                                    Title: President

                                e-MedSoft.com

                                    By  /s/ Frank P. Magliochetti, Jr.

                                        Name: Frank P. Magliochetti, Jr.
                                        Title: President & Chief Exec. Officer